
10030657

ES
COMMISSION
20549


SEC MAIL
RECEIVED
PROCESSING
MAR 3 1 2010
WASH, D.C.
193
SECTION

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SEC FILE NUMBER
8 - 52415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PELION SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 5TH AVENUE, 17TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hilary Bergman (917)639-5454
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

1212 Avenue of the Americas, Suite 1200 (Address) NY (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HILARY BERGMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PELION SECURITIES CORPORATION, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

3-25-10
Notary Public

EDWARD D. MAJEWSKI
Notary Public, State of New York
No. 01MA6019374
Qualified in Richmond County
Commission Expires Feb. 8, 2011

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report. Bounded separately.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PELION SECURITIES CORP.

Index

Facing Page

	Page
Report of Independent Public Accountants	2
Statement of Financial Condition December 31, 2009	3
Statement of Income Year Ended December 31, 2009	4
Statement of Changes in Stockholder's Equity Year Ended December 31, 2009	5
Statement of Cash Flows Year Ended December 31, 2009	6
Notes to Financial Statements	7-11
Supplemental Schedules Required by Rule 17a-5 of the Securities Exchange Act of 1934: I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	12
II - Statement Regarding SEC Rule 15c3-3	13
Report of Independent Public Accountants on Internal Control Required by Securities and Exchange Commission Rule 17a-5	14-15

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants

To the Board of Directors
Pelion Securities Corp.

We have audited the accompanying statement of financial condition of Pelion Securities Corp. (a wholly-owned subsidiary of Pelion Financial Group, Inc.) as of December 31, 2009, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pelion Securities Corp. as of December 31, 2009, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, New York
March 29, 2010

PELION SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$ 318,741
Due from brokers	289,412
Deposit with clearing brokers	297,822
Furniture, equipment and improvements, net	19,310
Security deposit	153,348
Prepaid expense and other assets	29,083
Total	$ 1,107,716

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 459,695
Due to Parent	18,026
Total liabilities	477,721
Commitments and contingencies	
Stockholder's equity:	
Common stock, 2,000,000 shares authorized; $.01 par value; 100 shares issued and outstanding	1
Additional paid-in capital	637,353
Accumulated deficit	(7,359)
Total stockholder's equity	629,995
Total	$ 1,107,716

See Notes to Financial Statements.

PELION SECURITIES CORP.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009

Revenue:	
Commissions and fees	$ 4,038,286
Investment banking services	325,000
Interest income	1,372
Total revenue	4,364,658
Expenses:	
Commissions, clearing and execution	2,092,761
Employee compensation, benefits, and related costs	554,200
Market data	601,075
Professional fees	584,009
Rent, occupancy and related costs	319,051
Communications	73,723
Licenses and registrations	32,223
Travel and entertainment	29,803
Office expenses	15,301
Insurance	3,213
Depreciation	5,932
Other expenses	532
Total expenses	4,311,823
Income before provision for income tax expense	52,835
Income taxes	15,917
Net income	$ 36,918

See Notes to Financial Statements.

PELION SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, beginning of year	$ 1	$ 61,420	$ (44,277)	$ 17,144
Capital contribution		575,933		575,933
Net income			36,918	36,918
Balance, end of year	$ 1	$ 637,353	$ (7,359)	$ 629,995

See Notes to Financial Statements.

PELION SECURITIES CORP.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Operating activities:	
Net income	$ 36,918
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	5,932
Changes in operating assets and liabilities:	
Due from brokers	(270,635)
Deposit with clearing brokers	(250,044)
Security deposit	(153,348)
Prepaid expense	(28,283)
Due to Parent	10,325
Accounts payable and accrued expenses	416,172
Net cash used in operating activities	(232,963)
Investing activities:	
Furniture, equipment, improvements	(25,242)
Net cash used in investing activities	(25,242)
Financing activities:	
Capital contribution	575,933
Net cash provided by financing activities	575,933
Net increase in cash	317,728
Cash, beginning of year	1,013
Cash, end of year	$ 318,741

See Notes to Financial Statements.

Note 1 - Business and summary of significant accounting policies:

Business:

Pelion Securities Corp. (the "Company") is a wholly-owned subsidiary of Pelion Financial Group, Inc. ("PFG" or the "Parent") and was incorporated on April 18, 2006. PFG is engaged in the business of providing pension plan services to clients (including third party administrators), including security transaction capability and investment advisory services through its wholly-owned subsidiaries, Pelion Benefit Administrator, Inc., Pelion Securities Corp. and Pelion Investment Advisors, Inc. (a registered investment advisor). The Company is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), successor to the National Association of Securities Dealers, and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer, principally for its affiliated companies, clearing customer transactions through another broker-dealer on a fully disclosed basis. Consequently, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

The accompanying financial statements have been prepared from the separate records maintained by the Company and due to certain transactions and agreements with the Parent, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and receivables from brokers and dealers and clearing organizations. The Company maintains its cash in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by maintaining banking and brokerage relationships with high credit quality financial institutions and monitoring their credit ratings.

Note 1 - Business and summary of significant accounting policies (continued):

Revenue recognition:

Security transactions and the related commission revenue are recorded on a trade date basis. Fees for investment banking services are generated by capital raising transactions for clients in which the Company acts as a placement agent. Such revenue is recorded on the offering date or at the time the services are completed and the revenue can reasonably be determined.

Furniture, equipment and improvements:

Furniture, equipment and improvements are carried at cost. Depreciation is provided using the straight-line method over estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the term of the lease.

Income taxes:

The Company files consolidated Federal and state income tax returns with PFG and its subsidiaries. The subsidiaries record their deferred and current taxes on a separate company basis. The agreement provides that the subsidiaries are given credit in the year incurred for any deductions, net operating losses and credits that are subject to consolidated tax return rules and limitations.

Deferred income tax assets and liabilities are computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on exacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company adopted the new accounting rules for uncertainty in income taxes on January 1, 2009. The adoption of that guidance did not result in the recognition of any unrecognized tax benefits and the Company has no unrecognized tax benefits at December 31, 2009. The Company's U.S. Federal and state income tax returns are subject to examination by taxing authorities. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement financial conditions. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2009.

Note 1 - Business and summary of significant accounting policies (concluded):

Subsequent events:

The Company has evaluated subsequent events through March 29, 2010 which is the date the financial statements were available to be issued.

Note 2 - Due from brokers and deposit with clearing brokers:

Due from brokers and deposits with clearing brokers at December 31, 2009 consists of $289,412 which represents the net proceeds received from trading activities and $297,822 of deposits on hand with the Company's clearing brokers.

Note 3 - Related party transactions:

The Company and PFG have an expense sharing agreement as they utilize common services and facilities. The expense sharing agreement provides for the Company to reimburse PFG for operating expenses relating to its broker-dealer activities. The Company's share of these expenses includes employee compensation and benefits, market data, rent, telephone and office supplies which totaled $438,358 in 2009. All regulatory and legal costs related to is broker-dealer activities are paid directly by the Company.

At December 31, 2009, due to Parent results from the above transactions.

Note 4 - Income taxes:

The provision for income taxes consists of the following:

	Current	Deferred	Total
Federal	$15,404	$(3,378)	$12,026
State and local	4,984	(1,093)	3,891
Totals	$20,388	$(4,471)	$15,917

During 2009, the Company utilized the prior year's Federal and state net operating loss carryforwards of approximately $10,000.

Note 5 - Commitments and contingencies:

The Company occupies office space under a sublease which is scheduled to expire on July 30, 2012. Under the terms of the lease, the base rent is subject to escalations for increases in real estate taxes and operating costs.

Note 5 - Commitments and contingencies (concluded):

The aggregate minimum annual rentals under the leases and agreed commitments are approximately as follows:

Year Ending December 31,	Amount
2010	$218,060
2011	216,260
2012	126,152
Total	$560,472

Rent expense, included in occupancy and related costs in the statement of operations, was $319,051 for the year ended December 31, 2009. The Company maintains a security deposit with the sublandlord of $153,348 as required by the sublease agreement.

Note 6 - Off-balance sheet risk:

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2009, the Company was not responsible for any unsecured debits.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligation to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

Note 7 - Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly

Note 7 - Indemnifications (concluded):

execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8 - Net capital requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company has net capital of $423,261, which is $373,261 in excess of its minimum required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 1.13 to 1.

Note 9- Subsequent event:

Effective January 30, 2010, the Parent completed the sale of the Company to Avila Capital Markets, LLC. This transaction is subject to final FINRA approval.

PELION SECURITIES CORP.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2009

Net capital:	
Total stockholder's equity	$ 629,995
Deduction of nonallowable assets:	
Furniture, equipment and improvements	19,310
Security deposit	153,348
Prepaid expense and other assets	29,083
Total	201,741
Net capital before haircut on money market fund	428,254
Deduct haircut on money market fund	5,956
Net capital	$ 422,298
Aggregate indebtedness - total liabilities	$ 477,721
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $50,000)	$ 50,000
Excess net capital	$ 372,298
Excess net capital at 1,000%	$ 374,525
Ratio of aggregate indebtedness to net capital	1.13 to 1
Reconciliation with the Company's computation included in Part IIA of Form X-17a-5 as of December 31, 2009:	
Net capital, as reported in the Company's Part IIA (Unaudited) Focus Report	$ 361,177
Audit adjustments:	
Decrease in nonallowable assets	38,205
Statement of income changes, net	22,916
Net capital per above	$ 422,298
Aggregate indebtedness, as reported in the Company's Part IIA (Unaudited) Focus Report	$ 514,593
Audit adjustment - decrease in accounts payable and accrued expenses, net	(36,872)
Aggregate indebtedness per above	$ 477,721

See Report of Independent Public Accountants.

PELION SECURITIES CORP.

SCHEDULE II - STATEMENT REGARDING SEC RULE 15c3-3
DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

See Report of Independent Public Accountants.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants on Internal Control

To the Board of Directors
Pelion Securities Corp.

In planning and performing our audit of the financial statements of Pelion Securities Corp. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors of Pelion Securities Corp., management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



New York, New York
March 29, 2010

Pelion Securities Corp.

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2009

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Pelion Securities Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of Pelion Securities Corp. (the "Company") for the period from April 1, 2009 to December 31, 2009, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and Securities Investor Protection Corporation, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting the following:

   The amount obtained by subtracting the revenue on the FOCUS report for the period from January 1, 2009 to March 31, 2009 from the total revenue on the audited Form X-17A-5 for the year ended December 31, 2009 was $3,883,009 and the amount reported on line 2a on page 2 on Form SIPC-7T was $3,851,937. We observed that the difference resulted from audit adjustments made during audit procedures conducted subsequent to the filing of Form SIPC 7-T. Management has represented to us that they will file an amended Form SIPC 7-T for the period from April 1, 2009 through December 31, 2009.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting the following:

   We observed that the amount reported on line 2c (3) on page 2 of Form SIPC 7-T was $744,587 rather than the amount of commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions for the period from April 1, to December 31, 2009 of $751,412. We observed that the difference resulted from audit adjustments made during audit procedures conducted subsequent to the filing of Form SIPC 7-T. Management has represented to us that they will file an amended Form SIPC 7-T for the period from April 1, 2009 through December 31, 2009.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T noting no differences; and

5. Read line 2C on page 1 of Form SIPC-7T and observed there was no overpayment applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
March 29, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Pelion Securities Corporation
650 5th Avenue, 17th Floor
New York, NY 10019
FINRA 8-52415 12/31

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 7,768.37
B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1943 –)
7/28/09
Date Paid
C. Less prior overpayment applied (–)
D. Assessment balance due or (overpayment) 5,825.37
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum –
F. Total assessment balance and interest due (or overpayment carried forward) $ 5,825.37
G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5825.37
H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Pelion Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 12 day of March, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed
Calculations ______ Documentation ______ Forward Copy ______
Exceptions:
Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,851,937.03

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 744,587.42

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) --

Total deductions 744,587.42

2d. SIPC Net Operating Revenues $ 3,107,349.61

2e. General Assessment @ .0025 $ 7,768.37

(to page 1 but not less than $150 minimum)